FOR IMMEDIATE RELEASE:	May 15, 2009	PR09-11

Atna Resources Reports First Quarter 2009 Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN) today reported unaudited financial results for the Company’s first quarter results for the period ended March 31, 2009. Unless otherwise designated all amounts are in Canadian dollars.

Highlights:

•	On May 12, 2009, the Briggs Mine made its initial gold pour, producing approximately 300 ounces.
•	Gold ore mining and crushing and stacking of ore on the leach pad began during the quarter at Briggs.
•	Leach construction is complete and gold ore leaching began in April.
•	An updated technical report with increased gold reserves for the Briggs Mine was filed dated March 30, 2009 titled “NI 43-101 Technical Report for the Briggs Project, Inyo County, California”.
•	Drilling confirmed new gold mineralization below the Briggs Main pit that is not included in current resource estimates.
•	Additional drilling expanded the Cecil R mineralization, 4 miles north of Briggs.
•	The Environmental Assessment for the Reward gold project was released by the Bureau of Land Management for a public comment period that expired on April 30, 2009.
•
On April 9, 2009, Atna entered into a Mining Venture Agreement (“MVA”) for the Pinson gold project in Humboldt County, Nevada, with the Pinson Mining Company (“PMC”). Under the MVA, Atna will own a 30 percent interest in the joint venture and PMC will own 70 percent. PMC will manage the project.

•	In January 2009, Yamana Gold Inc. made a US$150,000 option payment on Atna’s Clover project in Elko County, NV.
•	In January 2009, Atna received 2.1 million common shares of Golden Predator Mines Inc. as an option payment under the terms of the Adelaide Project and Tuscarora Project Option Agreement.
•	In March 2009, Atna received 6.8 million common shares of Yukon Gold Corporation as an option payment valued at $225,000 as the final payment under an agreement to acquire the Marg Property.

Financial Results:

Results of Operations – Three Months Ended March 31, 2009 versus 2008

For the three months ended March 31, 2009, Atna recorded net loss of $0.9 million, or basic loss per share of $0.01, on proceeds of nil. This compares to a net loss of $0.9 million, or a basic loss per share of $0.01, on revenues of nil for the three months ended March 31, 2008. There was no total variance in the results between the quarters. Additional variance information is as follows:

•
A negative variance of $0.6 million in total operating expenses was due primarily to increased exploration expense from the drilling program at the Cecil R property near Briggs and marginally higher general and administrative expenses.

•	Positive variances of $0.7 million in total other income and expense was due primarily to the unrealized gain on non-financial derivatives and a gain on foreign exchange during the quarter.

At March 31, 2009, cash and short term investments totaled $11.5 million, which represented a net decrease of $9.1 million during the quarter. The net decrease was due primarily to $3.0 million of cash used in operating activities and $6.1 million used in development activities at the Briggs Mine.

Conference Call

Management will host a conference call on Wednesday May 20, 2009 at 1:00 pm Eastern, to discuss these results and general corporate and project activities. Participants in the US and Canada dial   (877) 559 – 1977, International callers dial (660) 422 – 4979. Please reference conference ID # 10364491.

Audio of the call will be webcast and available through www.atna.com. A replay of the call will be available two days following the call by dialing (800) 642-1687 or (706) 645-9291, reference conference ID # 10364491.

Mine Operations

Briggs Mine

The Briggs Mine is located in Inyo County, California. Open-pit mining commenced in 2008 and the first ore was mined in January 2009. Crushing and pad loading operations commenced in March 2009 and leach operations commenced in April 2009. The initial gold pour occurred on May 12, producing approximately 300 ounces. Approximately $17.8 million has been spent on the project including buildup of inventories and working capital and construction activities are complete. Gold production during 2009 is expected to increase to an annual rate of about 40,000 ounces by the end of the year. Gold production and sales during 2009 is forecast to range from 15,000 to 20,000 ounces.

Briggs Mine production statistics for the three months ended March 31, 2009:

Production Statistic	January	February	March	Total
Waste tons	34,194	73,494	172,867	280,555
Ore tons	41,582	31,286	159,666	232,534
Total tons	75,776	104,780	332,533	513,089
Ore grade (oz/ton)	0.025	0.026	0.034	0.031
Gold ounces mined	1,060	816	5,446	7,322
Gold ounces sold	-	-	-	-

Development Activities

Briggs Mine

Beginning in October 2008, the Company commenced a new drill campaign at the Briggs Gold Mine and its satellite project Cecil R. Results of these programs were positive, confirming deeper gold mineralization beneath the current mineable reserves in the Briggs Main pit and expanding the zone of mineralization at Cecil R.

Atna intersected new mineralization referred to as the Briggs Main Deep (“BMD”) zone with 14 holes. The BMD is a gently dipping tabular zone over 800 feet in strike length (north-south) by 700 feet down dip. The apparent thickness of the zone ranges from 30 to 90 feet and the mineralized horizon comes within 40 to 50 feet of the currently designed pit bottom. The BMD remains open for expansion to the north, south and east of the current intercepts. The recently discovered BMD mineralization was not  incorporated into the latest Technical Report filed for the Briggs Mine.

The Cecil R project is located four miles north of the Briggs Mine. Results of the Cecil R drilling program were announced on April 9, 2009. The drilling program included 8,070 feet of reverse circulation rotary drilling to an average depth of 333 feet in 23 drill holes. The drilling increased confidence in the main area of gold mineralization, successfully extended mineralization 700 feet further south, and defined the western and eastern limits of the mineralization.

The Cecil R project is being evaluated as a satellite project to the Briggs Mine. The work completed in this program and the data from previous drilling is being compiled and is anticipated to provide sufficient data for a resource calculation to be completed during the summer of 2009.  The Cecil R mineralization may be required to meet California backfill regulations, which would be considered in an engineered feasibility study.

Reward Project, Nevada

The Reward project is located in southwestern Nye County about 5.5 miles south-southeast of Beatty, Nevada. Current activities at Reward are focused on completing the operational permitting process. No field work was completed in the first quarter. The Environmental Assessment (“EA”) for the project has been approved and released by the Bureau of Land Management for public comment, which expired on April 30, 2009. Public comments are being incorporated into the EA. The mine plan of operations has been declared administratively complete; air pollution and water pollution control permits, and a water point of discharge permits have been issued. Biologic assessment studies have been completed and a biologic opinion has been issued.

Pinson Project, Nevada

On April 9, 2009, Atna entered into a Mining Venture Agreement (“MVA”) for the Pinson gold project in Humboldt County, Nevada, with PMC, a Nevada general partnership comprised of Homestake Mining Company of California and Barrick Holding Company of California, both subsidiaries of Barrick Gold Corporation (NYSE:ABX).   Under the MVA, Atna will own a 30 percent equity interest in the joint venture and PMC will own 70 percent and manage the project.

PMC recently concluded the expenditure of US$30 million at Pinson to earn its 70 percent equity position. The results of that work are being evaluated to determine the feasibility of development and a future plan for the project. The property has been placed on care and maintenance while the technical study is completed and until a decision is made concerning the future of Pinson. Dewatering of the underground facilities will continue during this decision period to protect the partners’ investment and facilitate re-start, if warranted.

Columbia Gold Property, Montana

The Columbia property is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Atna is consolidating, compiling, reviewing, and analyzing all of the Columbia project data to estimate resources for the property that are compliant with the NI 43-101 technical reporting standards. Timber logging operations have commenced at the property due to the start of a pine beetle infestation. The logging operations were halted for the winter and are expected to recommence in May 2009. Baseline environmental monitoring studies have been initiated and another round of flotation and gravity gold recovery test work is planned for 2009.

For additional information on Atna and its exploration and development projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact.  They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2008 Form 20-F dated March 31, 2009.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES
SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION
(Canadian dollars, Canadian GAAP basis)
(Unaudited)

	March 31,	December 31,
	2009	2008
BALANCE SHEETS
ASSETS
Current assets	$14,666,200	$21,800,400
Noncurrent assets	72,670,200	60,281,800
Total assets	87,336,400	82,082,200
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	5,781,500	3,669,100
Notes payable - long term	1,040,600	1,004,900
Noncurrent liabilities	7,042,300	5,238,900
Shareholders' equity	73,472,000	72,169,300
Total liabilities and shareholders’ equity	$87,336,400	$82,082,200

	Three Months Ended
	March 31,
	2009	2008
STATEMENTS OF OPERATIONS
Depreciation, depletion and amortization	$42,100	$28,000
General and administrative	974,800	846,700
Exploration	612,600	207,400
Other (income) expense, net	(769,200)	(150,200)
Net loss	(860,300)	(931,900)
Unrealized gains and losses on translating the financials of self sustaining foreign operations	2,141,600	914,500
Unrealized loss on available for sale securities	(23,000)	(173,000)
Comprehensive income (loss)	1,258,300	(190,400)

Basic and dilutive loss per share	$(0.01)	$(0.01)
Basic and dilutive weighted-average shares outstanding	83,291,100	67,289,900

CASH FLOWS
Cash and cash equivalents, beginning of period	$20,349,700	$3,516,800
Effect of exchange rate changes on cash	283,100	25,600
Net cash used in operating activities	(3,076,600)	(140,400)
Net cash (used in) provided by investing activities	(6,099,200)	165,700
Net cash (used in) provided by financing activities	(228,200)	28,800
Cash and cash equivalents, end of period	$11,228,800	$3,596,500